Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Persons Discharging
Managerial Responsibility

The Company was notified on 15 September 2008 that, on 15 September 2008, Ken Hanna acquired 22 ordinary shares in the capital of the Company at a price of £6.47 per share through participation in the Company’s all-employee share incentive plan.

Following these transactions, Ken Hanna now has an interest in 414,247 shares (which includes a restricted share award). He also has a conditional interest in a further 301,774 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 15 September 2008 that, on 15 September 2008, Steve Driver acquired 22 ordinary shares in the capital of the Company at a price of £6.47 per share through participation in the Company’s all-employee share incentive plan.

The Company was notified on 15 September 2008 that, on 15 September, Chris Van Steenbergen acquired 22 ordinary shares in the capital of the Company at a price of £6.47 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:
H A Udow
Chief Legal Officer and Group Secretary
Tel: 01895 615007

16 September 2008